UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D/A

Under the Securities Exchange Act of 1934

Amendment No. 11*

AST SpaceMobile, Inc.

(Name of Issuer)

Class A Common Stock

(Title of Class of Securities)

00217D100

(CUSIP Number)

Abel Avellan

c/o AST SpaceMobile, Inc.

Midland Intl. Air & Space Port

2901 Enterprise Lane

Midland, Texas 79706

(432) 276-3966

(Name, Address and Telephone Number of Person

Authorized to Receive Notices and Communications)

November 20, 2024

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 00217D100	13D	Page 2 of 6 Pages

1.	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Abel Avellan
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☐ (b) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS (see instructions) PF
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 78,163,078 (1)
	8.	SHARED VOTING POWER 0
	9.	SOLE DISPOSITIVE POWER 78,163,078
	10.	SHARED DISPOSITIVE POWER 0

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 78,163,078 (1) (See Item 5)
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions) ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 28.1% (2)
14.	TYPE OF REPORTING PERSON (see instructions) IN

CUSIP No. 00217D100	13D	Page 3 of 6 Pages

(1)	Comprised of (i) 78,163,078 shares of Class A Common Stock of AST SpaceMobile, Inc. (the “Issuer”) that may be issued upon redemption by the Reporting Person of 78,163,078 common units (the “AST Common Units”) of AST & Science, LLC (“AST”). In addition, the Reporting Person beneficially owns 78,163,078 shares of Class C Common Stock of the Issuer (the “Class C Common Stock”). Each share of Class A Common Stock carries one vote per share and each share of Class C Common Stock carries ten votes per share and no economic rights. From and after April 6, 2022, the Reporting Person may redeem or exchange one AST Common Unit for one share of Class A Common Stock or, under certain circumstances and at the election of the Issuer, a cash payment based on the value of Class A Common Stock. At the time of any redemption or exchange, the Reporting Person would forfeit an equivalent number of shares of Class C Common Stock to the Issuer.

As discussed in Item 2 of this Schedule 13D, the other Stockholder Parties (as defined herein) are not included as reporting persons in this Schedule 13D, and the Reporting Persons expressly disclaim beneficial ownership of the shares of Class A Common Stock beneficially held by the other Stockholders Parties.

(2)

The percentage reported in this Schedule 13D are based upon approximately 278,507,683 shares of Class A Common Stock outstanding comprised of (i) 200,344,605 shares of Class A Common Stock outstanding as of November 12, 2024, and (ii) approximately 78,163,078 shares of Class A Common Stock issuable upon the redemption or exchange of the AST Common Units owned by the Reporting Person. This percentage does not represent the Reporting Person’s current voting interest in the Issuer, as the Reporting Person has an 78.7% voting interest in the Issuer by virtue of his ownership of all of the shares of Class C Common Stock of the Issuer.

AMENDMENT NO. 11 TO SCHEDULE 13D

This Amendment No. 11 to Schedule 13D (this “Amendment No. 11”) amends and supplements the initial Schedule 13D filed by Mr. Abel Avellan with the Securities and Exchange Commission (the “SEC”) on March 11, 2022 (the “Original Filing”), as amended by Amendment No. 10 to Schedule 13D filed by Mr. Avellan with the SEC on October 15, 2024 (“Amendment No. 10”), as amended by Amendment No. 9 to Schedule 13D filed by Mr. Avellan with the SEC on September 26, 2024 (“Amendment No. 9”), Amendment No. 8 to Schedule 13D filed by Mr. Avellan with the SEC on August 26, 2024 (“Amendment No. 8”), Amendment No. 7 to Schedule 13D filed by Mr. Avellan with the SEC on July 11, 2024 (“Amendment No. 7”), Amendment No. 6 to Schedule 13D filed by Mr. Avellan with the SEC on June 14, 2024 (“Amendment No. 6”), Amendment No. 5 to Schedule 13D filed by Mr. Avellan with the SEC on March 6, 2024 (“Amendment No. 5”), Amendment No. 4 to Schedule 13D filed by Mr. Avellan with the SEC on January 25, 2024 (“Amendment No. 4”), Amendment No. 3 to Schedule 13D filed by Mr. Avellan with the SEC on July 6, 2023 (“Amendment No. 3”), Amendment No. 2 to Schedule 13D filed by Mr. Avellan with the SEC on May 2, 2023 (“Amendment No. 2”) and Amendment No. 1 to Schedule 13D filed by Mr. Avellan with the SEC on December 13, 2022 (“Amendment No. 1”).

This Amendment No. 11 amends and supplements the Original Filing, Amendment No. 1, Amendment No. 2, Amendment No. 3, Amendment No. 4, Amendment No. 5, Amendment No. 6, Amendment No. 7, Amendment No. 8, Amendment No. 9 and Amendment No. 10 as specifically set forth herein, and except as set forth herein no other changes have been made to the prior filings.

All capitalized terms contained herein but not otherwise defined shall have the meanings ascribed as such terms in the Original Filing. Information given in response to each item shall be deemed incorporated by reference in all other items, as applicable.

Item 4. Purpose of Transaction.

Item 4 of the Schedule 13D is hereby amended to include the following:

The information set forth in Item 6 of this Amendment No. 11 including without limitation information as to the rights and obligations of the Reporting Person pursuant to the terms of the agreements, instruments and other matters described therein, is hereby incorporated by reference.

CUSIP No. 00217D100	13D	Page 4 of 6 Pages

Item 5. Interest in Securities of the Issuer.

Item 5 is amended and restated to read as follows:

As of the date hereof, the aggregate number and percentage of shares of Class A Common Stock beneficially owned by Mr. Avellan are as follows:

(a) – (b)

●	Amount beneficially owned: 78,163,078

●	Percent of class: 28.1%

●	Number of shares the Reporting Person has:

i.	Sole power to vote or direct the vote: 78,163,078

ii.	Shared power to vote: 0

iii.	Sole power to dispose or direct the disposition of: 78,163,078

iv.	Shared power to dispose or direct the disposition of: 0

The Reporting Person may be deemed to beneficially own 78,163,078 shares of Class A Common Stock issuable upon conversion of 78,163,078 AST Common Units held of record by the Reporting Person.

As discussed in Item 2 of the Original Filing, the other Stockholder Parties are not included as reporting persons in the Original Filing, Amendment No. 1, Amendment No. 2, Amendment No. 3, Amendment No. 4, Amendment No. 5, Amendment No. 6, Amendment No. 7, Amendment No. 8, Amendment No. 9, Amendment No. 10 and this Amendment No. 11, and the Reporting Person expressly disclaims beneficial ownership of the shares of Class A Common Stock held by the other Stockholder Parties.

(c) During the past 60 days (other than as set forth in this Amendment No. 11), the Reporting Person has not effected any transactions with respect to the Class A Common Stock.

(d) None.

(e) Not applicable.

CUSIP No. 00217D100	13D	Page 5 of 6 Pages

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

On November 20, 2024, AA Gables, LLC (“AA Gables”), a Delaware limited liability company of which the Reporting Person is the sole member and managing member, entered into a master confirmation (the “Master Confirmation”), supplemental confirmation (the “Supplemental Confirmation”) and pricing notice (the “Pricing Notice”) under Rule 144 of the Securities Act of 1933, as amended in respect of a variable prepaid forward transaction (the “Forward Contract”) with an unaffiliated dealer covering up to a maximum of 2,500,000 shares of Class A Common Stock (the “Subject Shares”). The Forward Contract obligates AA Gables to deliver to the dealer up to 2,500,000 Subject Shares (or, at AA Gables’s election, an equivalent amount of cash) on specified dates in January of 2026. The transaction is divided into four components, each comprising up to 625,000 shares of Class A Common Stock (the “Component Shares”). The number of Component Shares (or the equivalent amount of cash if AA Gables elects cash settlement), to be delivered to the dealer on the related settlement date will be based on the volume-weighted average price per share of Class A Common Stock on the related valuation date (the “Settlement Price”).

The number of shares of Class A Common Stock (or, in each case, the equivalent amount of cash if AA Gables elects cash settlement), to be delivered to the dealer on the settlement date of each component will be determined as follows: (A) if the Settlement Price is less than or equal to $18.24 (the “Floor Price”), AA Gables will deliver the Component Shares; (B) if the Settlement Price is less than or equal to $34.20 (the “Cap Price”), but greater than the Floor Price, AA Gables will deliver a number of shares of Class A Common Stock equal to (i) the Component Shares, multiplied by a fraction, the numerator of which is the Floor Price and the denominator of which is the Settlement Price; and (C) if the Settlement Price is greater than the Cap Price, AA Gables will deliver a number of shares of Class A Common Stock equal to (i) the Component Shares, multiplied by (ii) a fraction, the numerator of which is the sum of (x) the Floor Price and (y) the Settlement Price minus the Cap Price, and the denominator of which is the Settlement Price.

In exchange for assuming this obligation, AA Gables received an upfront aggregate cash payment of approximately $42.0 million. AA Gables has pledged 2,500,000 AST Common Units (the “Pledged Securities”) to secure its obligations under the Forward Contract. AA Gables will retain voting rights in the Pledged Securities during the term of the Forward Contract.

The foregoing description of the transaction does not purport to be complete and is subject to, and qualified in its entirety by reference to, the Master Confirmation, the Supplemental Confirmation and the Pricing Notice, which are filed as Exhibits 4, 5 and 6 hereto, respectively.

In connection with the Forward Contract, also on November 20, 2024, the Issuer, AST and AA Gables entered into an Issuer Agreement which addresses the pledge of the Pledged Securities and certain other obligations and undertakings of the parties thereto in connection with the Forward Contract (the “Issuer Agreement”). The foregoing description of Issuer Agreement does not purport to be complete and is subject to, and qualified in its entirety by the Issuer Agreement which is filed as Exhibit 7 hereto.

Item 7. Material to be Filed as Exhibits

Exhibit No.	Description of Exhibit

4	Master Confirmation, dated November 20, 2024
5	Supplemental Confirmation, dated November 20, 2024*
6	Pricing Notice, dated November 20, 2024*
7	Issuer Agreement, dated November 20, 2024

*Certain portions of this exhibit have been omitted and filed separately with the Securities and Exchange Commission under a confidential treatment request pursuant to Rule 24b-2 of the Securities Exchange Act of 1934, as amended.

CUSIP No. 00217D100	13D	Page 6 of 6 Pages

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: November 20, 2024	By:	/s/ Abel Avellan
	Name:	Abel Avellan
	Title:	AST SpaceMobile, Inc.
Chairman and Chief Executive Officer